BodyTel Scientific Inc.

2470 St. Rose Parkway, Suite 304

Henderson, NV

89074

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Attention: Racquel Howard

RE: BodyTel Scientific Inc. (formerly Sellcell.net)

Form-8K Filed November 9, 2006

File No.000-51633

Ladies and Gentlemen:

BodyTel Scientific Inc. (formerly Sellcell.net) (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission) an amended Form 8-K/A in response to the Commission’s comments dated November 16, 2006 (the “Comment Letter”), with reference to the Company’s Form 8K filed with the Commission on November 9, 2006, file number 000-51633.

As indicated in the Form 8K/A filed on March 12, 2007, the Company responds to all of the Commission’s comments as follows:

1-Comment:

We note your disclosure regarding the termination of your former independent accountant, John Kinross-Kennedy, CPA.  This statement appears inconsistent with the first paragraph of your disclosure that John Kinross-Kennedy, CPA ceased serving as your independent accountant.  Please revise your disclosure to clarify whether your former accountant resigned, declined to stand for re-election, or was dismissed and the specific date, as required by Item 304 (a)(1)(i) of Regulation S-B.

Response:  On October 9, 2006, John Kinross-Kennedy, CPA’s engagement as the Registrant’s principal independent accountants was terminated.  Such termination was recommended and approved by the Registrant’s Board of Directors.

2-Comment:

We note the first sentence of the third paragraph of your disclosure.  Please revise your disclosure to clarify whether the former accountant’s report on the financial statements for the year ended August 31, 2005 contained an adverse opinion or disclaimer of opinion, which would include the uncertainty regarding the ability to continue.

Response: The reports of John Kinross-Kennedy, CPA on the financial statements for the year ended August 31, 2005 contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph discussing the Company’s inability to continue as a going concern.  In addition, during the Registrant’s fiscal year ended August 31, 2005 and through October 9, 2006 there were no disagreements with John Kinross-Kennedy, CPA on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of John Kinross-Kennedy, CPA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.  No reportable events as set forth in Item 304 (a)(1)(iv)(B) of Regulation S-B occurred within the Registrant’s fiscal year ended August 31, 2005 or through October 9, 2006.

3-Comment:

We note that you included a consent of John Kinross-Kennedy, CPA, rather than a letter of change in certifying accountant as required by item 304 (a) (3) of Regulation S-B.  Please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response:

The required letter from the former accountant as required by item 304 (a)(3) of Regulation S-B. was attached as Exhibit 16.1 as part of the 8K/A filed with the Commission on March 12, 2007.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

The Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in connection with your review of our filing or in response to your comments on our filings.

   Very truly yours,

/s/Benny Lee

Benny Lee, President and CEO